

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2021

Michael Sonnenshein
Chief Executive Officer
Grayscale Ethereum Classic Trust
290 Harbor Drive, 4th Floor
Stamford, CT 06902

> **Re: Grayscale Ethereum Classic Trust**
> **Registration Statement on Form 10**
> **Filed July 12, 2021**
> **File No. 000-56309**

Dear Mr. Sonnenshein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Exhibit 99.1

General

1. Please disclose the process you conducted to determine whether ETC is a security for purposes of the federal securities laws, including the determination you made under that process. In addition, please revise to disclose that any determination you made is not a legal standard and does not preclude legal or regulatory action based on the presence of a security.

2. Please provide us with an opinion of counsel that ETC is not a security under Section 2(a)(1) of the Securities Act. In addition, please include a detailed legal analysis explaining whether Grayscale Ethereum Classic Trust is an "investment company" as defined in Section 3 of the Investment Company Act of 1940.

3. We note your disclosure that Continental Stock Transfer & Trust Company is the administrator of the Trust. Please disclose the material terms related to the administrator's

agreement and file the agreement as an exhibit to your registration statement.

4.   Please disclose as of a recent date the percentage of the total circulating supply of ETC held by the Trust and discuss any material risks associated with the size of the Trust's position. Please also discuss whether this percentage ownership will allow the Trust or the Sponsor to participate in or otherwise influence the development of the Ethereum Classic Network.

Overview
The Trust and the Shares, page 4

5.   Please revise to summarize the material differences between ETH and ETC, including the reasons for the fork, differences in functionality and the aggregate value, trading volume and circulating supply of each, and disclose here the relationship between ETH and ETC.

6.   Please revise to include a summary of the historical discrepancy, including quantitative disclosure, between the 4:00pm New York time spot price of the Digital Asset Exchanges included in the Index and the Index Price. In this regard, we note your disclosure on page 22.

Valuation of ETC and Digital Asset Holdings, page 6

7.   We note your disclosure on page 6 that on March 31, 2021, the Digital Asset Holdings per Share was $11.76. Please also disclose the price per Share on the OTCQX on March 31, 2021.

Trust Expenses, page 7

8.   We note your disclosure on page 7 that the Sponsor may, from time to time, waive all or a portion of its fee in its sole discretion. Please describe the circumstances under which the Sponsor would consider waiving the management fee.

9.   We note your disclosure on page 7 that the Sponsor intends to direct up to one-third of its fee towards initiatives that support development, marketing and other community efforts relating to the Ethereum Classic Network through April 2022. Please revise to describe the specific initiatives the Sponsor intends to support and how it plans to support such initiatives.

Risk Factors
Risk Factors Related to Digital Assets, page 12

10.   Please revise to disclose the material risks associated with the significant amount of electricity consumed in connection with digital asset mining.

<u>Digital asset networks face significant scaling challenges , page 15</u>

11.   We note your disclosure regarding increased transaction fees on the Ethereum Network. Please revise to disclose here the transaction fees on the Ethereum Classic Network and any historical increases in transaction fees. In addition, please disclose the number of transactions per second that the Ethereum Classic Network could handle as of March 31, 2021.

<u>A temporary or permanent fork could adversely affect, page 17</u>

12.   Please revise to discuss the potential impact on the price of ETC at the time of the announcement or adoption of a hard fork, including a specific example if possible.

<u>Risk Factors Related to the Trust and the Shares</u>
<u>The Trust Agreement includes provisions that limit shareholders' voting rights, page 31</u>

13.   We note your disclosure on page 32 that the derivative actions provision in the Trust Agreement does not apply to claims under the federal securities laws and the rules and regulations thereunder, but Section 7.4 of your Trust Agreement in Exhibit 4.1 is silent as to whether the provision applies to claims under the Securities Act or Exchange Act. Please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

<u>Overview of Ethereum Classic</u>
<u>ETC Value, page 51</u>

14.   Please disclose why the Index Provider removed Bittrex (ETC/USD) and Poloniex and added Bittrex (ETC/XBT) and Binance.US to the Digital Asset Exchanges included in the Index. Please also explain why the Index Provider includes a non-USD trading pair and how that fits into the exchange selection criteria. Please also explain what you mean by XBT and revise your reference to BTC in the table on page 52, which you define as Grayscale Bitcoin Trust elsewhere in the document.

<u>The Index and the Index Price, page 52</u>

15.   Please clarify your disclosure regarding how the Index Provider selects the Constituent Digital Asset Exchanges. For example, disclose how the Index Provider determines whether a Digital Asset Exchange is a U.S. Compliant Exchange. Also clarify whether the "[d]iscretion" of the Index Provider means the discretion to include and/or exclude possible exchanges, and whether and why that discretion has been exercised to date.

16.   Please disclose whether the Sponsor will notify investors of changes to the selected Digital Asset Exchanges used to calculate the Index Price, and, if so, how the Sponsor will notify the investors of such changes. In this regard, we note your disclosure on page 53 regarding the communication of changes to the methodology of calculating the Index Price.

17. We note your disclosure on page 53 that the Index does not currently utilize data from over-the-counter markets or derivatives platforms but that it may decide to do so in the future. Please disclose the factors that the Index Provider will considers in determining whether to utilize data from the over-the-counter markets or derivative platforms

18. Please define the term "major Digital Asset Exchanges," and clarify what you mean by a "third party's public data feed that is 'reasonably reliable'" in the second and third rules on page 55.

Weighting and Adjustments, page 54

19. We note your disclosure on page 55 that the Sponsor uses a cascading set of rules to calculate the Index Price if a specific rule fails and that, if the Sponsor makes a good faith determination that each sequential rule does not reflect an accurate ETC price, it will employ the next rule to determine the Index Price. Please revise to disclose the criteria the Sponsor considers to make its determination that the rule reflects an accurate ETC price. To the extent that such determination will not be based on predefined criteria, state so here, and add a risk factor addressing the attendant risks to investors. Also, please disclose the ways in which the Sponsor may use its best judgment to determine a good faith estimate of the Index Price in the fifth rule on page 56.

20. Please provide a representative example that demonstrates the weighting of the applicable exchanges and illustrates how the Index Price is calculated. Please also confirm that you have provided a materially complete description of the Index Price methodology.

The Sponsor, page 81

21. Please disclose the extent to which the Sponsor has discretion to select a different index

Index License Agreement, page 82

22. Please disclose the term of the Index License Agreement and describe its termination provision.

Description of Creation of Shares, page 96

23. Please clarify where, whether on your website or otherwise, investors who subscribe to purchase Shares using ETC from the Authorized Participant are able to identify the amount of ETC or cash required per Share at the time they make their investment.

Description of the Trust Documents
The Sponsor, page 105

24. Please disclose here, if true, that the Sponsor and the Trust do not directly insure the Trust's assets.

Michael Sonnenshein
Grayscale Ethereum Classic Trust
September 8, 2021
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ben Phippen at 202-551-3697 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance